CALCULATION OF REGISTRATION FEE
Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee
Note	$3,705,000	$424.59

Pricing supplement no. 558 To prospectus dated November 14, 2011, prospectus supplement dated November 14, 2011 and product supplement no. 20-I dated January 5, 2012	Registration Statement No. 333-177923 Dated July 26, 2012 Rule 424(b)(2)
Structured Investments	$3,705,000 Auto Callable Contingent Interest Notes Linked to the Lesser Performing of the S&P 500® Index and the Russell 2000® Index due July 31, 2014
General
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The notes are designed for investors who seek a Contingent Interest Payment with respect to each Review Date for which the Index closing level of each of the S&P 500® Index and the Russell 2000® Index is greater than or equal to 50% of its Initial Index Level, which we refer to as the Interest Barrier.  In addition, if the Index closing level of each of the S&P 500® Index and the Russell 2000® Index on any Review Date (other than the final Review Date) is greater than or equal to the Initial Index Level, the notes will be automatically called.  Investors in the notes should be willing to accept the risk of losing some or all of their principal and the risk that no Contingent Interest Payment may be made with respect to some or all Review Dates.

•
Investors should be willing to forgo fixed interest and dividend payments, in exchange for the opportunity to receive a Contingent Interest Payment with respect to each Review Date for which the Index closing level of each of the S&P 500® Index and the Russell 2000® Index  is greater than or equal to its Interest Barrier.  Any payment on the notes is subject to the credit risk of JPMorgan Chase & Co.

•	The first Review Date, and therefore the earliest date on which an automatic call may be initiated, is October 26, 2012.
•	Unsecured and unsubordinated obligations of JPMorgan Chase & Co. maturing July 31, 2014†
•	The payment at maturity is not linked to a basket composed of the Indices. The payment at maturity is linked to the performance of each of the Indices individually, as described below.
•	Minimum denominations of $1,000 and integral multiples thereof
•
The notes priced on July 26, 2012 and are expected to settle on or about July 31, 2012.  The Pricing Date, for purposes of these notes, is the day that the terms of the notes become final.  With respect to each Index, the Initial Index Level has been determined by reference to the Index closing level of that Index on July 25, 2012 and not by reference to the Index closing level of that Index on the Pricing Date.

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The terms of the notes as set forth in “Key Terms” below, to the extent they differ from or conflict with those set forth in the accompanying product supplement no. 20-I, supersede the terms set forth in product supplement no. 20-I.  In particular, notwithstanding anything to the contrary in product supplement no. 20-I, the Contingent Interest Payments, whether an automatic call will be triggered and the payment at maturity will be determined as described under “Key Terms — Contingent Interest Payments,” “Key Terms — Automatic Call” and “Key Terms — Payment at Maturity” below.  See “Supplemental Terms of the Notes” in this pricing supplement for additional information.

Key Terms
Indices:	The S&P 500® Index (Bloomberg ticker: SPX) and the Russell 2000® Index (Bloomberg ticker: RTY) (each, an “Index” and collectively, the “Indices”)
Contingent Interest Payments:
If the notes have not been previously called and the Index closing level of each Index on any Review Date is greater than or equal to its Interest Barrier, you will receive on the applicable Interest Payment Date for each $1,000 principal amount note a Contingent Interest Payment equal to $22.00 (equivalent to an interest rate of 8.80% per annum, payable at a rate of 2.20% per quarter).
If the Index closing level of either Index is less than its Interest Barrier, no Contingent Interest Payment will be made with respect to that Review Date.

Interest Barrier / Trigger Level:	With respect to the S&P 500® Index, 668.945, which is 50% of its Initial Index Level. With respect to the Russell 2000® Index, 384.655, which is 50% of its Initial Index Level.
Initial Index Level:
With respect to each Index, the Index closing level of that Index on July 25, 2012, which was 1,337.89 for the S&P 500® Index and 769.31 for the Russell 2000® Index.  The Initial Index Level of each Index is not determined by reference to the Index closing level of that Index on the Pricing Date.

Interest Rate:	8.80% per annum, payable at a rate of 2.20% per quarter, if applicable
Automatic Call:
If the Index closing level of each Index on any Review Date (other than the final Review Date) is greater than or equal to its Initial Index Level, the notes will be automatically called for a cash payment, for each $1,000 principal amount note, equal to (a) $1,000 plus (b) the Contingent Interest Payment applicable to that Review Date, payable on the applicable Call Settlement Date.

Payment at Maturity:
If the notes have not been previously called and (i) the Index level of each Index is greater than or equal to its Trigger Level at all times on each and every day during the Monitoring Period or (ii) the Ending Index Level of each Index is greater than or equal to its Initial Index Level, you will receive a cash payment at maturity, for each $1,000 principal amount note, equal to (a) $1,000 plus (b) the Contingent Interest Payment applicable to the final Review Date.

If the notes have not been previously called and (i) the Index level of either Index is less than its Trigger Level at any time on any day during the Monitoring Period and (ii) the Ending Index Level of either Index is less than its Initial Index Level, at maturity you will lose 1% of the principal amount of your notes for every 1% that the Ending Index Level of the Lesser Performing Index is less than its Initial Index Level, subject to any Contingent Interest Payment payable at maturity.  Under these circumstances, in addition to any Contingent Interest Payment, your payment at maturity per $1,000 principal amount note will be calculated as follows:

$1,000 + ($1,000 × Lesser Performing Index Return)
If the notes have not been automatically called and (i) the Index level of either Index is less than its Trigger Level at any time on any day during the Monitoring Period and (ii) the Ending Index Level of either Index is less than its Initial Index Level, you will lose some or all of your principal amount and could lose all of your principal amount at maturity.

Review Dates†:
October 26, 2012 (first Review Date), January 28, 2013 (second Review Date), April 26, 2013 (third Review Date), July  26, 2013 (fourth Review Date), October 28, 2013 (fifth Review Date), January 27, 2014 (sixth Review Date), April 28, 2014 (seventh Review Date) and July 28, 2014 (final Review Date)

Interest Payment Dates†:
With respect to each Review Date other than the final Review Date, the third business day after the related Review Date.  The Contingent Interest Payment, if any, with respect to the final Review Date will be made on the maturity date.

Call Settlement Date†:	If the notes are automatically called on any Review Date, the first Interest Payment Date immediately following that Review Date
Other Key Terms:	See “Additional Key Terms” in this pricing supplement
†
Subject to postponement in the event of certain market disruption events and as described under “Description of Notes — Postponement of a Review Date — Notes Linked to a Basket,” as supplemented by “Supplemental Terms of the Notes” in this pricing supplement, and “Description of Notes — Postponement of a Payment Date” in the accompanying product supplement no. 20-I

Investing in the Auto Callable Contingent Interest Notes involves a number of risks.  See “Risk Factors” beginning on page PS-15 of the accompanying product supplement no. 20-I , “Risk Factors” beginning on page US-1 of the accompanying underlying supplement 1-I and “Selected Risk Considerations” beginning on page PS-4 of this pricing supplement.
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this pricing supplement or the accompanying product supplement, underlying supplement, prospectus supplement and prospectus.  Any representation to the contrary is a criminal offense.

	Price to Public (1)	Fees and Commissions (2)	Proceeds to Us
Per note	$1,000	$23.07	$976.93
Total	$3,705,000	$85,474.35	$3,619,525.65
(1)	The price to the public includes the estimated cost of hedging our obligations under the notes through one or more of our affiliates.
(2)
J.P. Morgan Securities LLC, which we refer to as JPMS, acting as agent for JPMorgan Chase & Co., will receive a commission of $23.07 per $1,000 principal amount note and will use a portion of that commission to allow selling concessions to other affiliated or unaffiliated dealers of $14.43 per $1,000 principal amount note.  These concessions include concessions to be allowed to selling dealers and concessions to be allowed to any arranging dealer.  This commission includes the projected profits that our affiliates expect to realize for assuming risks inherent in hedging our obligations under the notes.  See “Plan of Distribution (Conflicts of Interest)” beginning on page PS-67 of the accompanying product supplement no. 20-I.

The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.
July 26, 2012

Recent Developments

On July 13, 2012, we reported that we had reached a determination to restate our previously filed interim financial statements for the first quarter of 2012 and that our previously filed interim financial statements for the first quarter of 2012 should not be relied upon.  The restatement will have the effect of reducing our reported net income for the 2012 first quarter by $459 million.  The restatement relates to valuations of certain positions in the synthetic credit portfolio of our Chief Investment Office.  Our principal transactions revenue, total net revenue and net income for the first six months of 2012, and the principal transactions revenue, total net revenue and net income of our Chief Investment Office for the first six months of 2012, will remain unchanged as a result of the restatement.

We also reported, on July 13, 2012, management’s determination that a material weakness existed in our internal control over financial reporting at March 31, 2012.  During the first quarter of 2012, the size and characteristics of the synthetic credit portfolio changed significantly.  These changes had a negative impact on the effectiveness of our Chief Investment Office’s internal controls over valuation of the synthetic credit portfolio.  Management has taken steps to remediate the internal control deficiencies, including enhancing management oversight over valuation matters.  The control deficiencies were substantially remediated by June 30, 2012. For further discussion, please see Item 4.02(a) of our Current Report on Form 8-K dated July 13, 2012.

The reported trading losses have led to heightened regulatory scrutiny, and any future losses related to these positions and the material weakness in our internal control over financial reporting may lead to additional regulatory or legal proceedings against us and may adversely affect our credit ratings and credit spreads and, as a result, the market value of the notes.  See Item 4.02(a) of our Current Report on Form 8-K dated July 13, 2012 and “Selected Risk Considerations — Credit Risk of JPMorgan Chase & Co.” in this pricing supplement for further discussion.

On July 13, 2012, we also announced earnings for the second quarter of 2012.  See our Current Report on Form 8-K dated July 13, 2012 (related solely to Item 2.02 and related exhibits under Item 9.01) for more information about our 2012 second quarter results.

Additional Terms Specific to the Notes

You should read this pricing supplement together with the prospectus dated November 14, 2011, as supplemented by the prospectus supplement dated November 14, 2011 relating to our Series E medium-term notes of which these notes are a part, and the more detailed information contained in product supplement no. 20-I dated January 5, 2012 and underlying supplement no. 1-I dated November 14, 2011.  This pricing supplement, together with the documents listed below, contains the terms of the notes, supplements the term sheet related hereto dated July 26, 2012 and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours.  You should carefully consider, among other things, the matters set forth in “Risk Factors” in the accompanying product supplement no. 20-I and “Risk Factors” in the accompanying underlying supplement no. 1-I, as the notes involve risks not associated with conventional debt securities.  We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•	Product supplement no. 20-I dated January 5, 2012:
http://www.sec.gov/Archives/edgar/data/19617/000089109212000156/e46781_424b2.pdf

•	Underlying supplement no. 1-I dated November 14, 2011:
http://www.sec.gov/Archives/edgar/data/19617/000089109211007615/e46154_424b2.pdf

•	Prospectus supplement dated November 14, 2011:
http://www.sec.gov/Archives/edgar/data/19617/000089109211007578/e46180_424b2.pdf

•	Prospectus dated November 14, 2011:
http://www.sec.gov/Archives/edgar/data/19617/000089109211007568/e46179_424b2.pdf

Our Central Index Key, or CIK, on the SEC website is 19617.  As used in this pricing supplement, the “Company,” “we,” “us” and “our” refer to JPMorgan Chase & Co.

JPMorgan Structured Investments —	PS-1
Auto Callable Contingent Interest Notes Linked to the Lesser Performing of the S&P 500® Index and the Russell 2000® Index

Additional Key Terms

Monitoring Period:	The period from but excluding the Pricing Date to and including the final Review Date

Index Return:	With respect to each Index: Ending Index Level – Initial Index Level Initial Index Level

Ending Index Level:	With respect to each Index, the Index closing level on the final Review Date

Index Level:
With respect to each Index, at any time on any relevant day (including at the open and close of trading for that Index), the most recently reported level at that time for that Index as published on Bloomberg under the relevant ticker symbol specified under “Key Terms — Indices” on the front cover of this pricing supplement

Lesser Performing Index:	The Index with the Lesser Performing Index Return

Lesser Performing Index Return:	The lower of the Index Return of the S&P 500® Index and the Index Return of the Russell 2000® Index

Maturity Date†:	July 31, 2014

CUSIP:	48125VX47

Supplemental Terms of the Notes

For purposes of the notes offered by this pricing supplement, in the accompanying product supplement no. 20-I:

•
under “Postponement of a Review Date — Notes Linked to a Basket,” all references to: (a) “Component” or “Components” will be deemed to refer to “Index” or “Indices,” respectively; (b) the “Basket Closing Level” will be deemed to refer to the “Index closing level of each Index” and (c) “a Basket of three Components” will be deemed to refer to “three Indices.”  For the avoidance of doubt, notwithstanding any reference in that section to a Basket, the notes are not linked to a basket of Indices; and

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under “Payment upon an Event of Default,” the reference to the “Payment at Maturity” section in that product supplement will be deemed tor refer to the Payment at Maturity” section in that product supplement, as supplemented by the “Key Terms — Payment at Maturity” section of this pricing supplement.

JPMorgan Structured Investments —	PS-2
Auto Callable Contingent Interest Notes Linked to the Lesser Performing of the S&P 500® Index and the Russell 2000® Index

Selected Purchase Considerations

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QUARTERLY CONTINGENT INTEREST PAYMENTS — The notes offer the potential to earn a Contingent Interest Payment in connection with each quarterly Review Date of $22.00 per $1,000 principal amount note (equivalent to an interest rate of 8.80% per annum, payable at a rate of 2.20% per quarter).  If the notes have not been previously called and the Index closing level of each Index on any Review Date is greater than or equal to its Interest Barrier, you will receive a Contingent Interest Payment on the applicable Interest Payment Date.  If the Index closing level of either Index on any Review Date is less than its Interest Barrier, no Contingent Interest Payment will be made with respect to that Review Date.  If payable, a Contingent Interest Payment will be made to the holders of record at the close of business on the business day immediately preceding the applicable Interest Payment Date.  Because the notes are our unsecured and unsubordinated obligations, payment of any amount on the notes is subject to our ability to pay our obligations as they become due.

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POTENTIAL EARLY EXIT AS A RESULT OF THE AUTOMATIC CALL FEATURE — If the Index closing level of each Index on any Review Date (other than the final Review Date) is greater than or equal to its Initial Index Level, your notes will be automatically called prior to the maturity date.  Under these circumstances, on the applicable Call Settlement Date, for each $1,000 principal amount note, you will receive (a) $1,000 plus (b) the Contingent Interest Payment applicable to that Review Date, payable on the applicable Call Settlement Date.

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THE NOTES DO NOT GUARANTEE THE RETURN OF YOUR PRINCIPAL IF THE NOTES ARE NOT AUTOMATICALLY CALLED — If the notes are not automatically called, we will pay you your principal back at maturity so long as (i) the Index level of each Index is greater than or equal to its Trigger Level at all times on each and every day (including at the open and the close) during the Monitoring Period or (ii) the Ending Index Level of each Index is greater than its Initial Index Level.  However, if the notes are not automatically called and (i) the level of either Index is less than its Trigger Level at any time on any day during the Monitoring Period and (ii) the Ending Index Level of either Index is less than its Initial Index Level, you will lose some or all of your principal amount and could lose up to the entire principal amount of your notes.

•	EXPOSURE TO EACH OF THE INDICES — The return on the notes is linked to the Lesser Performing Index, which will be either the S&P 500® Index or the Russell 2000® Index.

The S&P 500® Index consists of 500 component stocks selected to provide a performance benchmark for the U.S. equity markets.  For additional information on the S&P 500® Index, see the information set forth under “Equity Index Descriptions — The S&P 500® Index” in the accompanying underlying supplement no. 1-I.

The Russell 2000® Index consists of the middle 2,000 companies included in the Russell 3000E™ Index and, as a result of the index calculation methodology, consists of the smallest 2,000 companies included in the Russell 3000® Index.  The Russell 2000® Index is designed to track the performance of the small capitalization segment of the U.S. equity market.  For additional information on the Russell 2000® Index, see the information set forth under “Equity Index Descriptions — The Russell 2000® Index” in the accompanying underlying supplement no. 1-I.

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TAX TREATMENT — You should review carefully the section entitled “Material U.S. Federal Income Tax Consequences” in the accompanying product supplement no. 20-I.  In determining our reporting responsibilities we intend to treat (i) the notes for U.S. federal income tax purposes as prepaid forward contracts with associated contingent coupons and (ii) any Contingent Interest Payments as ordinary income, as described in the section entitled “Material U.S. Federal Income Tax Consequences — Tax Consequences to U.S. Holders — Tax Treatment as Prepaid Forward Contracts with Associated Contingent Coupons” in the accompanying product supplement no. 20-I.  Based on the advice of Davis Polk & Wardwell LLP, our special tax counsel, we believe that this is a reasonable treatment, but that there are other reasonable treatments that the Internal Revenue Service (the “IRS”) or a court may adopt, in which case the timing and character of any income or loss on the notes could be significantly and adversely affected.  In addition, in 2007 Treasury and the IRS released a notice requesting comments on the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments, which might include the notes.  The notice focuses in particular on whether to require holders of these instruments to accrue income over the term of their investment.  It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments and the relevance of factors such as the nature of the underlying property to which the instruments are linked.  While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the notes, possibly with retroactive effect.  You should consult your tax adviser regarding the U.S. federal income tax consequences of an investment in the notes, including possible alternative treatments and the issues presented by this notice.

The U.S. federal income tax treatment of Contingent Interest Payments is uncertain, and although we believe it is reasonable to conclude that Contingent Interest Payments are not subject to U.S. withholding tax (at least if a Form W-8 is provided), a withholding agent may nonetheless withhold on these payments (generally at a rate of 30%, subject to the possible reduction or elimination of that rate under an applicable income tax treaty), unless income from your notes is effectively connected with your conduct of a trade or business in the United States.

JPMorgan Structured Investments —	PS-3
Auto Callable Contingent Interest Notes Linked to the Lesser Performing of the S&P 500® Index and the Russell 2000® Index

Selected Risk Considerations

An investment in the notes involves significant risks.  Investing in the notes is not equivalent to investing directly in either or both of the Indices or any of the equity securities included in the Indices.  These risks are explained in more detail in the “Risk Factors” section of the accompanying product supplement no. 20-I dated January 5, 2012.

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RESTATEMENT AND NON-RELIANCE OF OUR PREVIOUSLY FILED INTERIM FINANCIAL STATEMENTS FOR THE FIRST QUARTER OF 2012 — On July 13, 2012, we reported that we had reached a determination to restate our previously filed interim financial statements for the first quarter of 2012 and that our previously filed interim financial statements for the first quarter of 2012 should not be relied upon.  As a result, we will be filing an amendment to our Quarterly Report on Form 10-Q for the quarter ended March 31, 2012.  When making an investment decision to purchase the notes, you should not rely on our interim financial statements for the first quarter of 2012 until we file an amendment to our Quarterly Report on Form 10-Q for the quarter ended March 31, 2012. See “Recent Developments” in this pricing supplement and Item 4.02(a) of our Current Report on Form 8-K dated July 13, 2012.

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YOUR INVESTMENT IN THE NOTES MAY RESULT IN A LOSS — The notes do not guarantee any return of principal.  If the notes are not automatically called, we will pay you your principal back at maturity only if (i) the Index Level of each Index is greater than or equal to its Trigger Level at all times on each and every day during the Monitoring Period or (ii) the Ending Index Level of each Index is greater than its Initial Index Level.  If the notes are not automatically called and (i) the Index Level of either Index is less than its Trigger Level at any time on any day during the Monitoring Period and (ii) the Ending Index Level of either Index is less than its Initial Index Level, you will lose 1% of your principal amount at maturity for every 1% that the Ending Index Level of the Lesser Performing Index is less than its Initial Index Level.  Accordingly, under these circumstances, you will lose some or all of your principal amount and could lose up to the entire principal amount of your notes.

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THE NOTES DO NOT GUARANTEE THE PAYMENT OF INTEREST AND MAY NOT PAY ANY INTEREST AT ALL — The terms of the notes differ from those of conventional debt securities in that, among other things, whether we pay interest is linked to the performance of each Index.  We will make a Contingent Interest Payment with respect to a Review Date only if the Index closing level of each Index on that Review Date is greater than or equal to its Interest Barrier.  If the Index closing level of either Index on that Review Date is less than its Interest Barrier, no Contingent Interest Payment will be made with respect to that Review Date, and the Contingent Interest Payment that would otherwise have been payable with respect to that Review Date will not be accrued and subsequently paid.  Accordingly, if the Index closing level of either Index on each Review Date is less than its Interest Barrier, you will not receive any interest payments over the term of the notes.

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CREDIT RISK OF JPMORGAN CHASE & CO. — The notes are subject to the credit risk of JPMorgan Chase & Co., and our credit ratings and credit spreads may adversely affect the market value of the notes.  Investors are dependent on JPMorgan Chase & Co.’s ability to pay all amounts due on the notes, and therefore investors are subject to our credit risk and to changes in the market’s view of our creditworthiness.  Any decline in our credit ratings or increase in the credit spreads charged by the market for taking our credit risk is likely to adversely affect the value of the notes.  If we were to default on our payment obligations, you may not receive any amounts owed to you under the notes and you could lose your entire investment.

In particular, on June 21, 2012, Moody’s Investors Services downgraded our long-term senior debt rating to “A2” from “Aa3” as part of its review of 15 banks and securities firms with global capital markets operations.  Moody’s also maintained its “negative” outlook on us, indicating the possibility of a further downgrade. In addition, on May 11, 2012, Fitch Ratings downgraded our long-term senior debt rating to “A+” from “AA-” and placed us on negative rating watch for a possible further downgrade, and Standard & Poor’s Ratings Services changed its outlook on us to “negative” from “stable,” indicating the possibility of a future downgrade. These downgrades may adversely affect our credit spreads and the market value of the notes.  See “Risk Factors” in our annual report on Form 10-K for the year ended December 31, 2011.

In addition, on July 13, 2012, we reported that we had reached a determination to restate our previously filed interim financial statements for the first quarter of 2012.  The restatement relates to valuations of certain positions in the synthetic credit portfolio of our Chief Investment Office.  We also reported, on July 13, 2012, management’s determination that a material weakness existed in our internal control over financial reporting at March 31, 2012.

The reported trading losses have led to heightened regulatory scrutiny, and any future losses related to these positions and the material weakness in our internal control over financial reporting may lead to additional regulatory or legal proceedings against us and may adversely affect our credit ratings and credit spreads and, as a result, the market value of the notes.  See “Recent Developments” in this pricing supplement and Item 4.02(a) of our Current Report on Form 8-K dated July 13, 2012 for further discussion.

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THE APPRECIATION POTENTIAL OF THE NOTES IS LIMITED, AND YOU WILL NOT PARTICIPATE IN ANY APPRECIATION IN THE VALUE OF EITHER INDEX — The appreciation potential of the notes is limited to the sum of any Contingent Interest Payments that may be paid over the term of the notes, regardless of any appreciation in the value of either Index, which may be significant.  You will not participate in any appreciation in the value of either Index.  Accordingly, the return on the notes may be significantly less than the return on a direct investment in either Index during the term of the notes.

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POTENTIAL CONFLICTS — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and hedging our obligations under the notes.  In performing these duties, our economic interests and the economic interests of the calculation agent and other affiliates of ours are potentially

JPMorgan Structured Investments —	PS-4
Auto Callable Contingent Interest Notes Linked to the Lesser Performing of the S&P 500® Index and the Russell 2000® Index

adverse to your interests as an investor in the notes.  In addition, our business activities, including hedging and trading activities, could cause our economic interests to be adverse to yours and could adversely affect any payment on the notes and the value of the notes.  It is possible that hedging or trading activities of ours or our affiliates could result in substantial returns for us or our affiliates while the value of the notes declines.  Please refer to “Risk Factors — Risks Relating to the Notes Generally” in the accompanying product supplement no. 20-I for additional information about these risks.

In addition, we are currently one of the companies that make up the S&P 500® Index.  We will not have any obligation to consider your interests as a holder of the notes in taking any corporate action that might affect the value of the S&P 500® Index and the notes.

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YOU ARE EXPOSED TO THE RISK OF DECLINE IN THE VALUE OF EACH INDEX — Your return on the notes and your payment at maturity, if any, is not linked to a basket consisting of the Indices.  If the notes are not automatically called, your payment at maturity is contingent upon the performance of each individual Index such that you will be equally exposed to the risks related to both of the Indices.  Poor performance by either of the Indices over the term of the notes may negatively affect whether you will receive a Contingent Interest Payment on any Interest Payment Date and your payment at maturity and will not be offset or mitigated by positive performance by the other Index.  Accordingly, your investment is subject to the risk of decline in the level of each Index.

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THE BENEFIT PROVIDED BY THE TRIGGER LEVEL MAY TERMINATE AT ANY TIME (EVEN INTRA-DAY) DURING THE MONITORING PERIOD — If, at any time on any day during the Monitoring Period, the Index Level of either Index is less than its Trigger Level, the benefit provided by the Trigger Level will terminate and you will be fully exposed to any depreciation in the Lesser Performing Index.  We refer to this feature as a contingent buffer.  Under these circumstances, and if the Ending Index Level of either Index is less than its Initial Index Level, you will lose 1% of the principal amount of your investment for every 1% that the Ending Index Level of the Lesser Performing Index is less than its Initial Index Level.  You will be subject to this potential loss of principal even if the relevant Index subsequently recovers such that the Index Level of that Index is greater than or equal to its Trigger Level.  If these notes had a non-contingent buffer feature, under the same scenario, you would have received the full principal amount of your notes plus accrued and unpaid interest at maturity.  As a result, your investment in the notes may not perform as well as an investment in a security with a return that includes a non-contingent buffer.

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YOUR PAYMENT AT MATURITY MAY BE DETERMINED BY THE LESSER PERFORMING INDEX — If the notes are automatically called and the Index level of either Index is less than its Trigger Level at any time during the Monitoring Period, you will lose some or all of your principal amount at maturity if the Ending Index Level of either Index is less than its Initial Index Level.  This will be true even if the Ending Index Level of the other Index is greater than or equal to its Initial Index Level.  The two Indices’ respective performance may not be correlated and, as a result, if the notes are not automatically called and the Index level of either Index is less than its Trigger Level at any time during the Monitoring Period, you may receive the principal amount of your notes at maturity only if there is a broad-based rise in the performance of U.S. equities across diverse markets during the term of the notes.

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THE AUTOMATIC CALL FEATURE MAY FORCE A POTENTIAL EARLY EXIT — If the notes are automatically called, the amount of Contingent Interest Payments made on the notes may be less than the amount of Contingent Interest Payments that would have been payable if the notes were held to maturity, and, for each $1,000 principal amount note, you will receive $1,000 plus the Contingent Interest Payment applicable to the relevant Review Date.

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REINVESTMENT RISK — If your notes are automatically called, the term of the notes may be reduced to as short as three months and you will not receive any Contingent Interest Payments after the applicable Call Settlement Date.  There is no guarantee that you would be able to reinvest the proceeds from an investment in the notes at a comparable return and/or with a comparable interest rate for a similar level of risk in the event the notes are automatically called prior to the maturity date.

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CERTAIN BUILT-IN COSTS ARE LIKELY TO AFFECT ADVERSELY THE VALUE OF THE NOTES PRIOR TO MATURITY — While any payment on the notes described in this pricing supplement is based on the full principal amount of your notes, the original issue price of the notes includes the agent’s commission and the estimated cost of hedging our obligations under the notes.  As a result, and as a general matter, the price, if any, at which JPMS will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price, and any sale prior to the maturity date could result in a substantial loss to you.  This secondary market price will also be affected by a number of factors aside from the agent’s commission and hedging costs, including those set forth under “Many Economic and Market Factors Will Impact the Value of the Notes” below.

The notes are not designed to be short-term trading instruments.  Accordingly, you should be able and willing to hold your notes to maturity.

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NO DIVIDENDS OR VOTING RIGHTS — As a holder of the notes, you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of the securities included in the Indices would have.

•
VOLATILITY RISK — Greater expected volatility with respect to an Index indicates a greater likelihood as of the Pricing Date that the Index closing level of that Index could be less than its Interest Barrier on a Review Date, that Ending Index Level of that Index could be less than its Initial Index Level and/or that the Index level of that Index could be less than its Trigger Level at any time during the Monitoring Period.  An Index’s volatility, however, can change significantly over the term of the notes.  The Index Level of an Index could fall sharply at any time during the Monitoring Period and the Index closing level of an Index could fall sharply on any day during the term of the notes,

JPMorgan Structured Investments —	PS-5
Auto Callable Contingent Interest Notes Linked to the Lesser Performing of the S&P 500® Index and the Russell 2000® Index

which could result in your not receiving any Contingent Interest Payment or a significant loss of principal, or both.

•
AN INVESTMENT IN THE NOTES IS SUBJECT TO RISKS ASSOCIATED WITH SMALL CAPITALIZATION STOCKS — The stocks that constitute the Russell 2000® Index are issued by companies with relatively small market capitalization.  The stock prices of smaller companies may be more volatile than stock prices of large capitalization companies.  Small capitalization companies may be less able to withstand adverse economic, market, trade and competitive conditions relative to larger companies.  Small capitalization companies are less likely to pay dividends on their stocks, and the presence of a dividend payment could be a factor that limits downward stock price pressure under adverse market conditions.

•
LACK OF LIQUIDITY — The notes will not be listed on any securities exchange.  JPMS intends to offer to purchase the notes in the secondary market but is not required to do so.  Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily.  Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMS is willing to buy the notes.

•
HEDGING AND TRADING IN THE INDICES — While the notes are outstanding, we or any of our affiliates may carry out hedging activities related to the notes, including the equity securities included in the Indices.  We or our affiliates may also trade in the equity securities included in the Indices from time to time.  Any of these hedging or trading activities as of the Pricing Date and during the term of the notes could adversely affect the likelihood of an automatic call, whether a Contingent Interest Payment will be payable or our payment to you at maturity.  It is possible that these hedging or trading activities could result in substantial returns for us or our affiliates while the value of the notes declines.

•
MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE NOTES — In addition to the levels of the Indices on any day, the value of the notes will be impacted by a number of economic and market factors that may either offset or magnify each other, including:

•	the actual and expected volatility in the levels of the Indices;

•	the time to maturity of the notes;

•	the Interest Rate on the notes;

•
whether the Index closing level of either Index has been, or is expected to be, less than its Interest Barrier on any Review Date and whether the Index level of either Index has been, or is expected to be, less than its Trigger Level at any time during the Monitoring Period;

•	the likelihood of an automatic call being triggered;

•	the dividend rates on the equity securities included in the Indices;

•	the actual and expected positive or negative correlation between the Indices, or the actual or expected absence of any such correlation;

•	interest and yield rates in the market generally;

•	a variety of economic, financial, political, regulatory and judicial events; and

•	our creditworthiness, including actual or anticipated downgrades in our credit ratings.

JPMorgan Structured Investments —	PS-6
Auto Callable Contingent Interest Notes Linked to the Lesser Performing of the S&P 500® Index and the Russell 2000® Index

What Are the Payments on the Notes, Assuming a Range of Performances for the Lesser Performing Index?

The following table illustrates payments on the notes, assuming a range of performances for the Lesser Performing Index on a given Review Date.  Each hypothetical payment set forth below assumes that the Lesser Performing Index is the Russell 2000® Index and that the Index closing level of the S&P 500® Index on each Review Date is greater than or equal to its Initial Index Level (and therefore its Interest Barrier/Trigger Level).  We make no representation or warranty as to which of the Indices will be the Lesser Performing Index for purposes of calculating your actual payment at maturity, if any, or as to what the Index closing level of either Index will be on any Review Date.  In addition, the following table and examples assume an Initial Index Level for the Lesser Performing Index of 770 and an Interest Barrier and a Trigger Level for the Lesser Performing Index of 385 (equal to 50% of the hypothetical Initial Index Level) and reflect the Interest Rate of 8.80% per annum (payable at a rate of 2.20% per quarter).  Each hypothetical payment set forth below is for illustrative purposes only and may not be the actual payment applicable to a purchaser of the notes.  The numbers appearing in the following table and examples have been rounded for ease of analysis.

	Review Dates Prior to the Final Review Date		Final Review Date
Index Closing Level of Lesser Performing Index	Lesser Performing Index Closing Level Appreciation / Depreciation at Review Date	Payment on Interest Payment Date or Call Settlement Date (1)(2)	Lesser Performing Index Return	Payment at Maturity if a Trigger Event Has Not Occurred (2)(3)	Payment at Maturity if a Trigger Event Has Occurred (2)(3)
1,386.000	80.00%	$1,022.00	80.00%	$1,022.00	$1,022.00
1,309.000	70.00%	$1,022.00	70.00%	$1,022.00	$1,022.00
1,232.000	60.00%	$1,022.00	60.00%	$1,022.00	$1,022.00
1,155.000	50.00%	$1,022.00	50.00%	$1,022.00	$1,022.00
1,078.000	40.00%	$1,022.00	40.00%	$1,022.00	$1,022.00
1,001.000	30.00%	$1,022.00	30.00%	$1,022.00	$1,022.00
962.500	25.00%	$1,022.00	25.00%	$1,022.00	$1,022.00
924.000	20.00%	$1,022.00	20.00%	$1,022.00	$1,022.00
885.500	15.00%	$1,022.00	15.00%	$1,022.00	$1,022.00
847.000	10.00%	$1,022.00	10.00%	$1,022.00	$1,022.00
808.500	5.00%	$1,022.00	5.00%	$1,022.00	$1,022.00
770.000	0.00%	$1,022.00	0.00%	$1,022.00	$1,022.00
753.060	-2.20%	$22.00	-2.20%	$1,022.00	$1,000.00
731.500	-5.00%	$22.00	-5.00%	$1,022.00	$972.00
693.000	-10.00%	$22.00	-10.00%	$1,022.00	$922.00
654.500	-15.00%	$22.00	-15.00%	$1,022.00	$872.00
616.000	-20.00%	$22.00	-20.00%	$1,022.00	$822.00
539.000	-30.00%	$22.00	-30.00%	$1,022.00	$722.00
462.000	-40.00%	$22.00	-40.00%	$1,022.00	$622.00
385.000	-50.00%	$22.00	-50.00%	$1,022.00	$522.00
384.923	-50.01%	$0.00	-50.01%	N/A	$499.90
308.000	-60.00%	$0.00	-60.00%	N/A	$400.00
231.000	-70.00%	$0.00	-70.00%	N/A	$300.00
154.000	-80.00%	$0.00	-80.00%	N/A	$200.00
77.000	-90.00%	$0.00	-90.00%	N/A	$100.00
0.000	-100.00%	$0.00	-100.00%	N/A	$0.00

(1)  The notes will be automatically called if the Index closing level of each Index on any Review Date (other than the final Review Date) is greater than or equal to its Initial Index Level.

(2)  You will receive a Contingent Interest Payment in connection with a Review Date if the Index closing level of each Index on that Review Date is greater than or equal to its Interest Barrier.

(3)  A “Trigger Event” occurs if the Index Level of either Index is less than its Trigger Level at any time on any day during the Monitoring Period.

Hypothetical Examples of Amounts Payable on the Notes

The following examples illustrate how a payment set forth in the table above is calculated.

Example 1: The Index closing level of the Lesser Performing Index increases from the Initial Index Level of 770 to an Index closing level of 847 on the first Review Date.  Because the Index closing level of each Index on the first Review Date is greater than its Interest Barrier, the investor is entitled to receive a Contingent Interest Payment in connection with the first Review Date.  In addition, because the Index closing level of each Index on the first Review Date is greater than its Initial Index Level, the notes are automatically called.  Accordingly, the investor receives a payment of $1,022 per $1,000 principal amount note on the relevant Call Settlement Date, consisting of a Contingent Interest Payment of $22 per $1,000 principal amount note and repayment of principal equal to $1,000 per $1,000 principal amount note.

JPMorgan Structured Investments —	PS-7
Auto Callable Contingent Interest Notes Linked to the Lesser Performing of the S&P 500® Index and the Russell 2000® Index

Example 2: The Index closing level of the Lesser Performing Index decreases from the Initial Index Level of 770 to an Index closing level of 308 on the first Review Date and 616 on the second Review Date, 539 on the third Review Date and increases from the Initial Index Level of 770 to an Ending Index Level of 847 on the fourth Review Date.  Because the Index closing level of one Index on the first Review Date is less than its Interest Barrier, no Contingent Interest Payment is made in connection with the first Review Date; however, the Index closing level of each Index on each of the second, third and fourth Review Dates is greater than its Interest Barrier, so the investor is entitled to receive a Contingent Interest Payment in connection with each of the second, third and fourth Review Dates.  In addition, because the Index closing level of each Index on the fourth Review Date is greater than its Initial Index Level, the notes are automatically called.  Accordingly, the investor receives a payment of $22 in connection with each of the second and third Review Dates and a payment of $1,022 per $1,000 principal amount note on the relevant Call Settlement Date, consisting of a Contingent Interest Payment of $22 per $1,000 principal amount note and repayment of principal equal to $1,000 per $1,000 principal amount note, in connection with the fourth Review Date.  Accordingly, the total amount paid on the notes over the term of the notes is $1,066 per $1,000 principal amount note.

Example 3: The notes are not automatically called prior to maturity, Contingent Interest Payments are paid in connection with each of the Review Dates preceding the final Review Date and the Index closing level of the Lesser Performing Index increases from the Initial Index Level of 770 to an Ending Index Level of 924.  The investor receives a payment of $22 in connection with each of the Review Dates preceding the final Review Date and, because the notes are not automatically called prior to maturity and the Ending Index Level of each Index is greater than its Interest Barrier and Initial Index Level, the investor receives at maturity a payment of $1,022 per $1,000 principal amount note, consisting of a Contingent Interest Payment of $22 per $1,000 principal amount note and repayment of principal equal to $1,000 per $1,000 principal amount note.  The total amount paid on the notes over the term of the notes is $1,176 per $1,000 principal amount note.  This represents the maximum total payment an investor may receive over the term of the notes.

Example 4: The notes are not automatically called prior to maturity, Contingent Interest Payments are paid in connection with each of the Review Dates preceding the final Review Date, a Trigger Event has not occurred and the Index closing level of the Lesser Performing Index decreases from the Initial Index Level of 770 to an Ending Index Level of 385.  The investor receives a payment of $22 in connection with each of the Review Dates preceding the final Review Date and, because the notes are not automatically called prior to maturity, a Trigger Event has not occurred and the Ending Index Level of each Index is greater than or equal to its Interest Barrier, even though the Ending Index Level of the Lesser Performing Index is less than its Initial Index Level, the investor receives at maturity a payment of $1,022 per $1,000 principal amount note, consisting of a Contingent Interest Payment of $22 per $1,000 principal amount note and repayment of principal equal to $1,000 per $1,000 principal amount note.  The total amount paid on the notes over the term of the notes is $1,176 per $1,000 principal amount note.  This represents the maximum total payment an investor may receive over the term of the notes.

Example 5: The notes are not automatically called prior to maturity, Contingent Interest Payments are paid in connection with two of the Review Dates preceding the final Review Date, a Trigger Event has occurred and the Index closing level of the Lesser Performing Index decreases from the Initial Index Level of 770 to an Ending Index Level of 462.  The investor receives a payment of $22 in connection with two of the Review Dates preceding the final Review Date and, because the notes are not automatically called prior to maturity, a Trigger Event has occurred, the Ending Index Level of each Index is greater than its Interest Barrier and the Ending Index Level of the Lesser Performing Index is less than its Initial Index Level, the investor receives at maturity a payment of $622 per $1,000 principal amount note, consisting of a Contingent Interest Payment of $22 per $1,000 principal amount note and a repayment of 60% of the principal equivalent to $600 per $1,000 principal amount note, calculated as follows:

$1,000 + ($1,000 × -40%) + $22 = $622

The total amount paid on the notes over the term of the notes is $666 per $1,000 principal amount note.

Example 6: The notes are not automatically called prior to maturity, Contingent Interest Payments are paid in connection with each of the Review Dates preceding the final Review Date, a Trigger Event has occurred and the Index closing level of the Lesser Performing Index decreases from the Initial Index Level of 770 to an Ending Index Level of 308.  The investor receives a payment of $22 in connection with each of the Review Dates preceding the final Review Date and, because the notes are not automatically called prior to maturity, a Trigger Event has occurred and the Ending Index Level of the Lesser Performing Index is less than its Initial Index Level and its Interest Barrier, the investor receives at maturity a payment of $400 per $1,000 principal amount note, calculated as follows:

$1,000 + ($1,000 × -60%) = $400

The total amount paid on the notes over the term of the notes is $554 per $1,000 principal amount note.

Example 7: The notes are not automatically called prior to maturity, no Contingent Interest Payments are paid in connection with the Review Dates preceding the final Review Date, a Trigger Event has occurred and the Index closing level of the Lesser Performing Index decreases from the Initial Index Level of 770 to an Ending Index Level of 231.  Because the notes are not automatically called prior to maturity, no Contingent Interest Payments are paid in connection with the Review Dates preceding the final Review Date, a Trigger Event has occurred and the ending Index Level of the Lesser Performing Index is less than its Initial Index Level and Interest Barrier, the investor receives no payments over the term of the notes, other than a payment at maturity of $300 per $1,000 principal amount note, calculated as follows:

$1,000 + ($1,000 × -70%) = $300

The hypothetical payments on the notes shown above do not reflect fees or expenses that would be associated with any sale in the secondary market.  If these fees and expenses were included, the hypothetical payments shown above would likely be lower.

JPMorgan Structured Investments —	PS-8
Auto Callable Contingent Interest Notes Linked to the Lesser Performing of the S&P 500® Index and the Russell 2000® Index

Historical Information

The following graphs show the historical weekly performance of the S&P 500® Index and the Russell 2000® Index from January 5, 2007 through July 20, 2012.  The Index closing level of the S&P 500® Index on July 26, 2012 was 1,360.02.  The closing level of the Russell 2000® Index on July 26, 2012 was 777.11.

We obtained the various Index losing levels of the Indices below from Bloomberg Financial Markets, without independent verification.  The historical levels of each Index should not be taken as an indication of future performance, and no assurance can be given as to the Index closing level of either Index on any Review Date or the Index level of either Index at any time during the Monitoring Period.  We cannot give you assurance that the performance of the Indices will result in the return of any of your initial investment or the payment of any interest.

Validity of the Notes

In the opinion of Davis Polk & Wardwell LLP, as our special products counsel, when the notes offered by this pricing supplement have been executed and issued by us and authenticated by the trustee pursuant to the indenture, and delivered against payment as contemplated herein, such notes will be our valid and binding obligations, enforceable in accordance with their terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally, concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith), provided that such counsel expresses no opinion as to the effect of fraudulent conveyance, fraudulent transfer or similar provision of applicable law on the conclusions expressed above.  This opinion is given as of the date hereof and is limited to the federal laws of the United States of America, the laws of the State of New York and the General Corporation Law of the State of Delaware.  In addition, this opinion is subject to customary assumptions about the trustee’s authorization, execution and delivery of the indenture and its authentication of the notes and the validity, binding nature and enforceability of the indenture with respect to the trustee, all as stated in the letter of such counsel dated March 29, 2012, which was filed as an exhibit to a Current Report on Form 8-K by us on March 29, 2012.

JPMorgan Structured Investments —	PS-9
Auto Callable Contingent Interest Notes Linked to the Lesser Performing of the S&P 500® Index and the Russell 2000® Index